UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. ___) Delete if this is an original filing

	Under the Securities Exchange Act of 1934


	Aldila Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	014384101
	(CUSIP Number)

May 12, 1999
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is Filed:

[x]   Rule 13d-1 (b)
[ ]   Rule 13d-1 (c)
[ ]   Rule 13d-1 (d)


*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.	SCHEDULE 13G	Page 2 of 6


1	Name of Reporting Person
		Fuller & Thaler Asset Management
	IRS Identification No. of Above Person	94-3176968
2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power
				1,119,300


	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,631,000

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	1,631,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
 [ ]

11	Percent of Class Represented by Amount in Row 9

	10.55%

12	Type of Reporting Person*

	President

CUSIP No.	SCHEDULE 13G	Page 3 of 6


1	Name of Reporting Person		Russell J. Fuller
	IRS Identification No. of Above Person	###-##-####

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				1,119,300

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,631,000

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person
		1,631,000


10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
 [ ]

11	Percent of Class Represented by Amount in Row 9

	0%

12	Type of Reporting Person*

	0


CUSIP No.	SCHEDULE 13G	Page 4 of 6


Item 1(a).	Name of Issuer.

		Aldila Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

		15822 Bearnardo Center Drive
		San Diego, CA 92127

Item 2(a).	Names of Persons Filing.

	Fuller & Thaler Asset Management, Russell J. Fuller

Item 2(b).	Address of Principal Business Office or, if none, Residence.

	The business address of Fuller & Thaler Asset Management, Russell J. Fuller is
 411 Borel Avenue, Suite 402, San Mateo, CA  94402.

Item 2(c).	Citizenship.

	Fuller & Thaler Asset Management is a California corporation, Russell J. Fuller is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

	Common stock

Item 2(e).	CUSIP Number.

	014384101

Item 3.	Type of Reporting Person.

	Fuller & Thaler Asset Management is an investment advisor registered under
 Section 203 of the Investment Advisors Act of 1940.

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.


CUSIP No. 46055k-30-0	SCHEDULE 13G	Page 5 of 6


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

	Accounts managed on a discretionary basis by Fuller & Thaler Asset Management have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account holds more that 5 percent of the outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


CUSIP No.	SCHEDULE 13G	Page 6 of 6


Signature

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: June 11, 1999

	FULLER & THALER ASSET MANAGEMENT



	/s/ Russell J. Fuller
	________________________
	By:	Russell J. Fuller
	Its:	President